June 25, 2007

Dear Shareholder,

         Please be advised that the Annual Meeting of the Diapulse Corporation of America will be held on Tuesday, August 21, 2007 at 10:00 A.M. at the Corporate offices, 475 Northern Boulevard, Great Neck NY 11021; (516) 466-3030.

         Enclosed is the Proxy Notice and Proxy. Kindly complete and return it in the envelope provided so that it reaches us on or before August 16, 2007.

         Note that our Form 10KSB, the Annual Financial Report, is available online in its entirety, and may be obtained through any service or broker. Our symbol is: DIAC. If you do not have computer access and prefer a hard copy, please write us with your request.

Kindest regards,

Sincerely,

/s/ David M. Ross

David M. Ross
President